UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

NorthStar Real Estate Capital Income Fund-ADV

(Exact Name of Registrant as Specified in the Charter)

399 Park Avenue, 18th Floor

New York, New York 10022

(Address of Principal Executive Offices)

(212) 547-2600

(Registrant's Telephone Number, Including Area Code)

Daniel R. Gilbert

Chief Executive Officer and President

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

(Name and address of agent for service)

COPIES OF COMMUNICATIONS TO:

Clifford R. Cone, Esq.

Jefferey D. LeMaster, Esq.

Clifford Chance US LLP

31 W 52nd Street

New York, New York 10019

(212) 878-8000

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York, on the 31st day of May, 2017.

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND-ADV

By:	/s/ Daniel R. Gilbert
Name: Daniel R. Gilbert
Title: Chief Executive Officer and President

Attest:	/s/ Sandra M. Forman
Name: Sandra M. Forman
Title: Chief Compliance Officer, General Counsel and Secretary

[Signature Page to N-8A]